
June 23, 2011

<u>Via Facsimile</u>
Michael D. Pruitt
Chief Executive Officer
Chanticleer Holdings, Inc.
11220 Elm Lane
Suite 203
Charlotte, NC 28277

> **Re:** **Chanticleer Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 6, 2011**
> **File No. 000-29507**

Dear Mr. Pruitt:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 9A(T): Controls and Procedures

Evaluation of disclosure controls and procedures, page 48

1. Please tell us how you determined it was appropriate to include the statement "and with the assistance of a third party consultant who has been engaged to assist the Company in preparing its financial statements and its filings with the SEC" within your evaluation of disclosure controls and procedures. Further, please tell us how you complied with Item 307 of Regulation S-K or tell us how you determined it was appropriate to make your determination "as of the date of this report" instead of as of December 31, 2010.

Exhibit 31.1

2.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word "report" with "annual report" in paragraphs 2 and 3, you have removed the phrases "including its consolidated subsidiaries" and "within those entities" from paragraph 4a, you have removed the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4d, and you have removed the phrase "of internal control over financial reporting" from paragraph 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief